Exhibit 99.3

Side-by-Side Comparison of Proposals Made Between September 2017 and January 2018

	Company Proposal 6-Sep-2017	AHG Proposal on 26-Sep-2017	Company Proposal on 13-Oct-2017[1]	QP Proposal on 16-Jan-2018	AHG Proposal on 30-Jan-2018
Maturity Extensions	▪ RCF: 2023 ▪ SSCF: 2024	▪ RCF: 2023 ▪ SSCF: 2024	▪ RCF: 2023 ▪ SSCF: 2024 ▪ Subject to discussions with RCF & SSCF	▪ RCF: 2023 ▪ SSCF: 2024	▪ RCF: 2023 ▪ SSCF: 2024
Equitization of Debt	▪ 100% of 2017 SSN, 2018 TLB and 2020 SSN ▪ 55% of SSCF ($300 million remains outstanding)	▪ 100% of 2017 SSN, 2018 TLB and 2020 SSN	▪ 100% of 2017 SSN, 2018 TLB and 2020 SSN	▪ 100% of 2017 SSN, 2018 TLB and 2020 SSN	▪ 100% of 2017 SSN, 2018 TLB and 2020 SSN
Equity and Warrants to Existing Equity	▪ 17.5% of reorganized equity pre-warrants and pre-MIP ▪ Warrants for 10% ownership on a fully diluted basis ► Strike price reflecting recovery by equitizing creditors of par plus accrued interest as of petition date ► Tenor TBD	▪ 2.75% of reorganized equity pre-warrants and pre-MIP ▪ Warrants for 10% ownership on a fully diluted basis ► Strike price reflecting recovery by equitizing creditors of par plus accrued interest as of petition date ► Tenor of 4 years	▪ 10% in total (subject to dilution), including any structuring fees for QP but excluding backstop fees ▪ Warrants for 10% ownership on a fully diluted basis ► Strike price reflecting recovery by equitizing creditors of par plus accrued interest as of petition date ► Tenor of 7 years ► Change of control protection	▪ 6.0% of reorganized equity pre-rights offering, pre-warrants, pre-MIP and pre-CVRs ▪ CVRs (structure TBD) based on Zonda claim settlement ▪ Warrants for 15% diluted ownership ► Strike price reflecting recovery by equitizing creditors of par plus accrued interest as of petition date ► Tenor of 7 years ► Change of control protection	▪ 2.50% of reorganized equity pre-warrants and pre-MIP ▪ Warrants for 10% ownership ► Strike price reflecting recovery by equitizing creditors of par plus accrued interest as of petition date ► Tenor of 3 years ► No change of control protection
Equity Rights Offering	▪ None	▪ None	▪ $200m in two equity rights offerings: ► $100m to existing equity backstopped by QP at fixed price ► $100m to creditors backstopped by interested creditors on the same terms as QP ▪ If creditors do not wish to backstop rights offering at fixed price, the $100 million is raised without a backstop at market clearing price. If the resulting subscription price is lower than the fixed price for stockholders, the price to stockholders (and backstop price) is adjusted to match ▪ Backstop fee TBD paid in stock	▪ $200m in one equity rights offering ► New money providers obtain 31% of the equity pre-warrants, pre-MIP and pre-CVRs ► 100% backstopped by QP for which QP gets 2% of reorganized equity pre-warrants, pre-MIP and pre-CVRs ► Equitizing creditors offered to participate by up to $100m ► Existing equity offered to participate by up to $100m ▪ 2.0% of equity to QP in structuring and consulting fees pre-warrants, pre-MIP and pre CVR's	▪ None
Releases	▪ NA	▪ NA	▪ NA	▪ NA	▪ Mutual customary and general releases
Governance	▪ QP to nominate two of seven directors	▪ Equitizing creditors to nominate all directors	▪ Five member board, with one director appointed by existing board, two by equitizing creditors and one by each of the two largest backstop parties	▪ TBD	▪ Equitizing creditors to nominate all directors
MIP	▪ Terms TBD	▪ Terms TBD	▪ Terms TBD	▪ Terms TBD	▪ Terms TBD

(1) Subject to board approval

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